SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006 (report no. 2)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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THE GAAP FINANCIAL STATEMENTS ATTACHED TO THE PRESS RELEASE IN EXHIBIT 99.1 OF THIS REPORT ON FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENTS NOS. 333-127883, 333-11250, 333-12996, AND 333-109766) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-11842, 333-9352, 333-11154, 333-13686, 333-111112, 333-111113 AND 333-134355), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: NICE Systems Delivers a Record Second Quarter with 35.3% Revenue Growth. Dated August 2, 2006

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated: August 2, 2006

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EXHIBIT INDEX

Press Release:  NICE Systems Delivers a Record Second Quarter with 35.3% Revenue Growth. Dated August 2, 2006

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NICE Systems Delivers a Record Second Quarter with 35.3% Revenue Growth

Sets new highs with record pro-form gross and operating margins, translating into pro-forma net income growth of 99.6%

Ra`anana, Israel, August 02, 2006 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced results for the second quarter of 2006.

Second quarter 2006 revenue was a record $97.7 million, representing a 35.3% increase from $72.2 million in the second quarter of 2005.

Pro-forma gross profit in the second quarter was a record $58.4 million, or 59.8% pro-forma gross margin, up from $40.9 million, or 56.7% gross margin in the second quarter 2005.

The company also reported a record pro-forma operating profit for the quarter, of $14.6 million and operating margin of 14.9%, compared with $7.1 million and 9.8%, respectively, in the second quarter of 2005.

Second quarter 2006 pro-forma net income was a record $14.6 million, up 99.6% from $7.3 million in the second quarter of 2005.  Pro-forma earnings per fully diluted share were at $0.28 up from $0.18 in the same quarter of 2005, post split.

On a GAAP basis: second quarter 2006 gross margin was 58.2%, compared with 56.3% in the second quarter of 2005; operating profit was $9.8 million and operating margin was 10.0%, compared with $6.6 million and 9.1%, respectively, in the second quarter of 2005; and second quarter 2006 net income was $10.8  million, or $0.21 per fully diluted share, compared with net income of $6.8 million, or $0.17 per share, on a fully diluted basis, for the second quarter of 2005, post split.

Total cash and equivalents at June 30, 2006 was at $421.1 million. This follows the approximately $13 million that were paid for Performix during the quarter and does not include the $200 million paid for IEX on July 6th.

Commenting on the results, Haim Shani, Chief Executive Officer of NICE said, "Following on the strong results of the first quarter this year, we are very pleased to announce another record quarter for NICE.  These results reflect very strong market demand for our Insight from Interactions solutions, coming in from all regions and all market segments."

Ran Oz, NICE`s Corporate Vice President and Chief Financial Officer, stated, "Following a very strong first half of 2006, the increasing demand for our Insight from Interactions solutions, and a growing backlog we are raising previously announced full year guidance for 2006, with revenues at $408 - $417 million up from $395 - $405 million, and pro-forma EPS at a range of $1.06 - $1.15 up from $1.00 - $1.06 per fully diluted share, post split."

Mr. Oz continued "We provide first time Q3 2006 guidance as follows: We expect revenue to be between $108 and $112 million, and pro-forma EPS per fully diluted share in the range of $0.27- $0.31."

Conference Call

NICE will host a conference call to discuss the results and its business outlook today at 8:30 a.m. EST (15:30 Israel).  Participants may access the conference call by dialing US toll-free 1-866-860-9642; international: +972-3-918-0610; Israel: 03-918-0610.  The call will also be broadcast live on the internet via NICE's website at www.nice.com.  A telephone replay will be available for up to 72 hours three hours after the call. The replay information: US Toll-free: 1-866-276-1485; international: + 972-3-925-5930; Israel: 03-925-5930.

Pro-forma

Pro-forma results exclude the amortization of acquired intangible assets of $1.6 million net of taxes in Q2 2006 and $0.5 million in Q2 2005 and expensing of options of $2.2 million net of taxes for Q2 2006. A reconciliation between results on a GAAP and pro-forma basis is provided in a table immediately following the Consolidated Statement of Operations (Pro-Forma Basis).

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM), offering comprehensive performance management and interaction analytics solutions for the enterprise and public safety and security markets.  Advanced interaction analytics are performed on unstructured multimedia content - from telephony, web, radio and video communications.  NICE brings the power of Insight from Interactions to IP contact centers, branches, and command and control centers.  NICE`s solutions are changing the way organizations make decisions, enabling them to proactively improve business and operational performance and address security threats.  NICE has over 24,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at www.nice.com.

Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note:  Insight from Interactions(TM), 3600 View(TM), Executive Connect®, Executive Insight(TM)*, Freedom®, Investigator®, Mirra®, Universe®, My Universe(TM), NICE®, NiceCall®, NiceCall Focus(TM), NiceCLS(TM), NICE Learning(TM), eNiceLink(TM), NiceLog®, Playback Organizer(TM), Renaissance®, ScreenSense(TM), NiceScreen(TM), NICE Storage Center(TM), NiceTrack(TM), NiceUniverse®, NiceVision®, NiceVision Harmony(TM), NiceVision Mobile(TM), NiceVision Pro(TM), NiceVision NVSAT(TM), NiceVision Alto(TM), Scenario Replay(TM), Tienna®, Wordnet®, NICE Perform(TM), NICE Inform(TM), NICE Analyzer(TM), Last Message Replay(TM), NiceUniverse Compact(TM), Customer Feedback(TM), Interaction Capture Unit(TM), Dispatcher Assessment(TM), Encorder(TM), Freedom Connect®, FAST®, FAST Alpha Silver(TM), FAST Alpha Blue(TM) and Alpha®,  Emvolve Performance Manager(TM), Performix Technologies(TM), IEX®, TotalNet®, TotalView® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*in Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2006	2005	2006
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue
Product	$ 47,673	$ 61,544	$ 94,950	$118,818
Services	24,557	36,158	43,402	66,799
Total revenue	72,230	97,702	138,352	185,617

Cost of revenue
Product	15,346	19,068	30,903	38,867
Services	16,243	21,759	30,234	42,160
Total cost of revenue	31,589	40,827	61,137	81,027

Gross Profit	40,641	56,875	77,215	104,590

Operating Expenses:
Research and development, net	6,999	11,151	13,756	20,420
Selling and marketing	17,949	21,127	33,979	41,426
General and administrative	8,901	14,151	17,241	26,149
Amortization of acquired intangible assets	206	628	244	1,226
In-process research and development	-	-	-	212
Total operating expenses	34,055	47,057	65,220	89,433

Operating income	6,586	9,818	11,995	15,157

Financial income, net	1,245	4,064	2,297	7,931
Other income, net	-	78	-	77

Income before taxes on income	7,831	13,960	14,292	23,165
Income tax expenses	1,030	3,170	1,715	5,305

Net income	$ 6,801	$ 10,790	$ 12,577	$ 17,860

Basic income per share	$ 0.18	$ 0.22	$ 0.34	$ 0.36

Diluted income per share	$ 0.17	$ 0.21	$ 0.31	$ 0.35

Weighted average number of shares
outstanding used to compute:

Basic income per share	37,536	49,300	37,180	48,985
Diluted income per share	40,610	51,708	40,166	51,549

During May 2006, the Company effected a 2 to 1 stock split on its Ordinary shares. All Ordinary share, options and per share amounts have been adjusted to give retroactive effect to the stock split for all periods presented.

U.S. dollars in thousands (except per share amounts)

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NICE SYSTEMS LTD. AND SUBSIDIARIES

NON-GAAP CONSOLIDATED STATEMENTS OF INCOME - QUARTER

U.S. dollars in thousands (except per share amounts)

	Three months ended June 30,				Three months ended June 30,
	2005 Reported	Adj.		2005 Non-GAAP	2006 Reported	Adj.		2006 Non-GAAP

Revenue
Product	$ 47,673			$ 47,673	$ 61,544			$ 61,544
Services	24,557			24,557	36,158			36,158
Total revenue	72,230	-		72,230	97,702	-		97,702

Cost of revenue
Product	15,346	(243)	a	15,103	19,068	(1,268)	a,b	17,800
Services	16,243	(46)	a	16,197	21,759	(266)	b	21,493
Total cost of revenue	31,589	(289)		31,300	40,827	(1,534)		39,293

Gross Profit	40,641	289		40,930	56,875	1,534		58,409
Operating Expenses:
Research and development, net	6,999			6,999	11,151	(339)	b	10,812
Selling and marketing	17,949			17,949	21,127	(788)	b	20,339
General and administrative	8,901			8,901	14,151	(1,488)	b	12,663
Amortization of acquired intangible assets	206	(206)	a	-	628	(628)	a	-
Total operating expenses	34,055	(206)		33,849	47,057	(3,243)		43,814

Operating income	6,586	495		7,081	9,818	4,777		14,595

Financial income, net	1,245			1,245	4,064			4,064
Other income, net	-			-	78			78

Income before taxes on income	7,831	495		8,326	13,960	4,777		18,737
Income tax expenses	1,030			1,030	3,170	1,004	c	4,174

Net income	$ 6,801	$ 495		$ 7,296	$ 10,790	$ 3,773		$ 14,563

Basic income per share	$ 0.18			$ 0.19	$ 0.22			$ 0.30

Diluted income per share	$ 0.17			$ 0.18	$ 0.21			$ 0.28

Weighted average number of shares outstanding used to compute:

Basic income per share	37,536			37,536	49,300			49,300
Diluted income per share	40,610			40,610	51,708			51,708

During May 2006, the Company effected a 2 to 1 stock split on its Ordinary shares. All Ordinary share, options and per share amounts have been adjusted to give retroactive effect to the stock split for all periods presented.

a Amortization of acquired intangible assets
b Compensation expense for stock options
c Tax benefit associated with the amortization of acquired intangibles and FAS 123R options compensation

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NICE SYSTEMS LTD. AND SUBSIDIARIES

NON-GAAP CONSOLIDATED STATEMENTS OF INCOME - YEAR TO DATE

U.S. dollars in thousands (except per share amounts)

	Six months ended June 30,				Six months ended June 30,
	2005 Reported	Adj.		2005 Non-GAAP	2006 Reported	Adj.		2006 Non-GAAP

Revenue
Product	$ 94,950			$ 94,950	$118,818			$ 118,818
Services	43,402			43,402	66,799			66,799
Total revenue	138,352	-		138,352	185,617	-		185,617
Cost of revenue
Product	30,903	(346)	a	30,557	38,867	(2,291)	a,b	36,576
Services	30,234	(94)	a	30,140	42,160	(468)	b	41,692
Total cost of revenue	61,137	(440)		60,697	81,027	(2,759)		78,268

Gross Profit	77,215	440		77,655	104,590	2,759		107,349
Operating Expenses:
Research and development, net	13,756			13,756	20,420	(585)	b	19,835
Selling and marketing	33,979			33,979	41,426	(1,345)	b	40,081
General and administrative	17,241			17,241	26,149	(2,586)	b	23,563
Amortization of acquired intangible assets	244	(244)	a	-	1,226	(1,226)	a	-
In-process research and development	-			-	212	(212)	c	-
Total operating expenses	65,220	(244)		64,976	89,433	(5,954)		83,479
Operating income	11,995	684		12,679	15,157	8,713		23,870
Financial income, net	2,297			2,297	7,931			7,931
Other income, net	-			-	77			77
Income before taxes on income	14,292	684		14,976	23,165	8,713		31,878
Income tax expenses	1,715	-		1,715	5,305	1,215	d	6,520
Net income	$ 12,577	$ 684		$ 13,261	$ 17,860	$ 7,498		$ 25,358
Basic income per share	$ 0.34			$ 0.36	$ 0.36			$ 0.52
Diluted income per share	$ 0.31			$ 0.33	$ 0.35			$ 0.49
Weighted average number of shares
outstanding used to compute:
Basic income per share	37,180			37,180	48,985			48,985
Diluted income per share	40,166			40,166	51,549			51,549

During May 2006, the Company effected a 2 to 1 stock split on its Ordinary shares. All Ordinary share, options and per share amounts have been adjusted to give retroactive effect to the stock split for all periods presented.

a Amortization of acquired intangible assets
b Compensation expense for stock options
c In-process research and development acquired in connection with the acquisition of Fast Video Security A.G.
d Tax benefit associated with the amortization of acquired intangibles and FAS 123 R Option Compensation

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NICE SYSTEMS LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	June 30,
	2005	2006
	Audited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 254,956	$ 231,409
Short-term investments	36,261	69,678
Trade receivables	66,153	67,941
Other receivables and prepaid expenses	9,544	10,474
Inventories	23,172	18,798
Deferred tax assets	3,360	4,486

Total current assets	393,446	402,786

LONG-TERM ASSETS:
Marketable securities	120,342	120,048
Other long-term assets	9,755	10,928
Deferred Tax Assets	4,976	4,601
Property and equipment, net	14,888	15,385
Other intangible assets, net	23,990	41,075
Goodwill	49,853	72,477

Total long-term assets	223,804	264,514

TOTAL ASSETS	$ 617,250	$ 667,300

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$ 18,194	$ 19,494
Accrued expenses and other liabilities	100,544	104,698

Total current liabilities	118,738	124,192

LONG-TERM LIABILITIES:
Deferred tax liabilities	2,493	4,364
Other long-term liabilities	8,978	10,626

Total long-term liabilities	11,471	14,990

SHAREHOLDERS' EQUITY	487,041	528,118

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 617,250	$ 667,300

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NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

U.S. dollars in thousands

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2006	2005	2006
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from operating activities:
Net income	$ 6,801	$ 10,790	$ 12,577	$ 17,860
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	2,951	4,149	5,961	8,173
Accrued severance pay, net	248	667	199	649
Amortization of discount (premium) and accrued interest
on marketable securities	164	178	445	151
Stock based compensation	-	2,954	-	5,114
In-process research and development	-	-	-	212
Decrease (increase) in trade receivables	3,133	(4,186)	(276)	(1,082)
Decrease (increase) in other receivables and prepaid expenses	712	(125)	(45)	(292)
Decrease (increase) in inventories	(1,499)	1,934	(1,295)	4,395
Increase (decrease) in trade payables	1,609	117	4,706	(1,628)
Increase (decrease) in accrued expenses and other liabilities	5,068	(6,487)	9,656	509
Deferred taxes, net	-	322	-	(281)
Other	35	(67)	70	(64)
Net cash provided by operating activities	19,222	10,246	31,998	33,716

Cash flows from investing activities:

Purchase of property and equipment	(1,351)	(1,879)	(2,722)	(3,671)
Proceeds from sale of property and equipment	44	22	45	22
Investment in short-term bank deposits	(3)	(14)	(25)	(34)
Proceeds from short-term bank deposits	33	22	67	54
Proceeds from maturity of marketable securities	95,625	89,506	149,460	95,086
Investment in marketable securities	(76,650)	(80,300)	(151,123)	(128,375)
Proceeds of call of long-term held-to-maturity marketable securities	6,130	-	6,130	-
Capitalization of software development costs	(210)	(407)	(427)	(526)
Payment for the acquisition of certain assets and liabilities of Dictaphone CRS division	(38,939)		(38,939)	-
Final settlement related to the purchase of Dictaphone CRS division	-	2,000	-	2,000
Payment for the acquisition of Fast Video Security AG	-	(139)	-	(21,313)
Payment for the acquisition of certain assets and liabilities of Performix	-	(14,170)	-	(14,170)
Payment of earn-out related to the acquisition of Hannamax Hi-Tech Pty. Ltd.	-	(500)	-	(500)
Deferred acquisition costs	-	(223)	-	(223)
Decrease in accrued acquisition costs	-	(6)	-	(16)
Proceeds from related party in respect of TCS acquisition	-	-	2,531	-
Other investment activity, net	-	69	-	69
Net cash used by investing activities	(15,321)	(6,019)	(35,003)	(71,597)

Cash flows from financing activities:

Proceeds from issuance of shares and exercise of share options, net	5,766	4,028	11,469	12,711
Tax benefit from exercised options	-	2,144	-	2,536
Decrease in accrued expenses associated with the 2005 offering	-	(169)	-	(273)
Decrease in short-term bank credit assumed in the acquisition of Fast	-	-	-	(785)

Net cash provided by financing activities	5,766	6,003	11,469	14,189

Effect of exchange rate changes on cash	(134)	184	(90)	145

Increase (decrease) in cash and cash equivalents	9,533	10,414	8,374	(23,547)
Cash and cash equivalents at beginning of period	25,420	220,995	26,579	254,956

Cash and cash equivalents at end of period	$ 34,953	$231,409	$ 34,953	$231,409

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